Exhibit 17.1

January 7, 2008

Ms M. Christine Jacobs
Chairman, Chief Executive Officer and President
Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia  30518

Re:  Resignation from Board of Directors

Dear Chris:

I have recently been given the honor of being named Chief Medical Officer and Executive Vice President for Research and Cancer Control Science of the American Cancer Society.  As I survey my new job, I am concerned that its requirements will not allow me to continue as a Director of Theragenics Corporation.  Going forward we will be reviewing cancer screening and treatment guidelines and there could be the potential for a conflict of interest.    Therefore (and with regret), I do submit my resignation as a Director of Theragenics, effective January 15, 2008.

I have thoroughly enjoyed my association with Theragenics.   I have learned so much that I will take with me as I begin this new chapter in my professional life.  I am grateful to you, the board and the employees of a wonderful company.  I will miss my association with Theragenics and the talented people there.  I will always cherish the memories.

Very truly yours,

/s/ Otis W. Brawley

Otis W. Brawley, M.D.

CC: Board of Directors